Mail Stop 6010


									July 20, 2005


J. Adam Abram
President and Chief Executive Officer
James River Group, Inc.
1414 Raleigh Road - Suite 415
Chapel Hill, North Carolina  27517


Re:  	James River Group, Inc.
Amendment No. 2 to Form S-1 Registration Statement
	File No. 333-124605


Dear Mr. Abram:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directed Share Materials

1. We note that your indication of interest form requests certification that the recipient received and read a copy of the preliminary prospectus. We consider your request that the recipient certify that he or she read the preliminary prospectus to be improper. Please revise your directed share materials to delete it.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 27

Overview - page 27

2. Refer to your response to comment seven. Please remove the table at the bottom of page 28 that eliminates the effects of a reinsurance contract from your operations. While we agree that a discussion of the impact that this new contract had on your operations may be required to understand your current operations, we do not feel that the current tabular presentation of removing the effect of this transaction, as if it had never occurred, that had an impact and will continue to have an impact is the best way to accomplish that objective.

Critical Accounting Policies - page 29

Reserve for Losses and Loss Adjustment Expenses - page 29

3. Refer to your response to comment eight. In addition to the revisions made, please address the following:

* Clarify whether the same actuarial method was utilized for all lines of business for all periods presented.

* Clearly discuss the factors contributing to the difference between the methods utilized, the method actually selected, and why the selected method is appropriate.

* Your current sensitivity analysis appears to focus solely on a broad change in the IBNR reserves and does not focus on the specific drivers of the reserves and reasonably likely changes to those drivers. Provide a quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables would have on reported results, financial position and liquidity.

Financial Statements - December 31, 2004, page F-1

Notes to Consolidated Financial Statements, page F-8

1.  Accounting Policies, page F-8

Recent Accounting Pronouncements, page F-11

4. Refer to your response to comment 14. Please explain to us how the method that you describe for adopting this new guidance complies with the adoption provisions included in paragraphs 69-83 of SFAS 123R. In particular address why it is appropriate to apply this new guidance for awards after May 3, 2005 but before you actually adopt this guidance.

12.  Capital Stock, page F-20

Convertible Preferred Stock, page F-20

5. Refer to your response to comment 17. Please explain to us why the liquidation preference of the Series B shares fluctuates with the changes in the stockholders` equity.



*	*	*	*	*



	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Keira Ino at 202-551-3659 or James Atkinson at
202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Kenneth L. Henderson, Esq.
	Bryan Cave LLP
	1290 Avenue of the Americas
	New York, NY 10104-3300

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J. Adam Abram
James River Group, Inc.
July 20, 2005
Page 1